UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


(Check One):    [ ] Form 10-K and 10-KSB     [ ] Form 20-F     [ ] Form 11-K
                [X] Form 10-Q and 10-QSB     [ ] Form N-SAR    [ ] Form N-CSR

For Period Ended:     September 30, 2009
                  --------------------------------------------------------------

[ ]              Transition Report on Form 10-K
[ ]              Transition Report on Form 20-F
[ ]              Transition Report on Form 11-K
[ ]              Transition Report on Form 10-Q
[ ]              Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                               ---------------------------------

                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant        RONSON CORPORATION
                         -------------------------------------------------------

Former Name if Applicable


Address of Principal Executive Office (Street and Number)

                           3 Ronson Road, P.O. Box 3000
--------------------------------------------------------------------------------

City, State and Zip Code   Woodbridge, New Jersey  07095
                          ------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X]  (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10- Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ronson Corporation (the "Company") is unable to timely file with the Securities and Exchange Commission its Quarterly Report on Form 10-Q for the period ended September 30, 2009 without unreasonable effort and expense primarily as a result of a reevaluation of the Company's accounting classification of debt brought about by comments included in SEC Comment Letters recently received by the Company. Although these Comment Letters related to the Company's Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009, the ultimate resolution of these comments will likely also impact the presentation of our financial statements to be included in the Form 10-Q for the quarter ended September 30, 2009. As such, we will delay the filing of the Form 10-Q until the comments are resolved. We anticipate that we will be able to resolve the comments and file the Form 10-Q by November 23, 2009, however, there can be no assurance that the foregoing time frame will be met.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Daryl K. Holcomb                 (732)              636-2430
--------------------------------------------------------------------------------
          (Name)                    (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Ronson Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



                                          RONSON CORPORATION


Date:  November 16, 2009                  By:   /s/ Daryl K. Holcomb
                                                --------------------
                                                Daryl K. Holcomb
                                                Vice  President, Chief Financial
                                                Officer and Controller



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


            ------------------------ATTENTION------------------------

                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
            ---------------------------------------------------------

                           PART IV - OTHER INFORMATION
                                     Item 3


It is anticipated that there will be reported a significant change in the results of operations in the third quarter and nine months of 2009 from the third quarter and nine months of 2008. The results of operations are summarized on the attached press release dated November 16, 2009 entitled "Ronson Reports Sales and Results of Operations in the Third Quarter and Nine Months of 2009" .

                 RONSON REPORTS SALES AND RESULTS OF OPERATIONS
                  IN THE THIRD QUARTER AND NINE MONTHS OF 2009


Woodbridge, N.J., November 16, 2009 - Ronson Corporation (OTC RONC.PK) (the "Company") today reported its Results of Operations for the third quarter and nine months of 2009 in comparison with the third quarter and nine months of 2008.

         In March 2009, the Company announced its plan to divest Ronson Aviation, Inc. ("Ronson Aviation"). On March 30, 2009, because of a request from Wells Fargo that the Company retain a Chief Restructuring Officer, the Company retained Joel Getzler of Getzler Henrich & Associates LLC as its Chief Restructuring Officer. On May 18, 2009, the Company announced that it had entered into an agreement to sell substantially all of the assets of the wholly-owned subsidiary, Ronson Aviation. In August 2009, the Company entered into a letter of intent to sell substantially all of the assets of Ronson Consumer Products. On October 8, 2009, the Company entered into an agreement to sell substantially all of the assets of Ronson Consumer Products, including both Ronson Consumer Products Corporation ("RCPC") and Ronson Corporation of Canada Ltd. ("Ronson-Canada"). Therefore, the operations of Ronson Consumer Products and Ronson Aviation have been classified as discontinued in the Consolidated Statements of Operations below. The results of continuing operations include only the Company.

      The Company's Loss from Continuing Operations was $(383,000) in the third quarter of 2009 as compared to $(249,000) in the third quarter of 2008. The Company's Loss from Continuing Operations in the nine months of 2009 was $(941,000) as compared to $(822,000) in the nine months of 2008.

      The Company had a Loss from Discontinued Operations in the third quarter of 2009 of $(1,258,000) as compared to $(238,000) in the third quarter of 2008. The Company had a Loss from Discontinued Operations of $(2,592,000) in the nine months of 2009 as compared to $(164,000) in the nine months of 2008.

    The Loss from Discontinued Operations in the third quarter of 2009 included expenses for increased professional fees of $532,000, (before income taxes) consisting of legal fees, fees related to the Chief Restructuring Officer, other increased fees charged by Wells Fargo, and investment banking expenses. In the nine months of 2009, the Company's Loss from Discontinued Operations included a forbearance fee to Wells Fargo of $500,000 (before income taxes) and the increased professional fees of about $1,778,000 (before income taxes).

Ronson Corporation's operations include its wholly-owned subsidiaries: 1) Ronson Consumer Products Corporation in Woodbridge, New Jersey, 2) Ronson Corporation of Canada Ltd., and 3) Ronson Aviation, Inc.



                               RONSON CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE QUARTER ENDED SEPTEMBER 30:
                                                                   2009              2008
                                                              --------------    --------------
Net Sales                                                     $           --    $           --
Loss from continuing operations before interest and other
items                                                               (309,000)         (348,000)
Loss from continuing operations before income taxes                 (457,000)         (431,000)
Income tax benefits                                                  (74,000)(2)      (182,000)
Loss from continuing operations                                     (383,000)         (249,000)
Loss from discontinued operations before income taxes (1)           (638,000)(3)      (326,000)

Income tax expense (benefit) related to discontinued
operations (1)                                                       620,000 (2)       (88,000)
Loss from discontinued operations (1)                             (1,258,000)         (238,000)
Net loss                                                          (1,641,000)         (487,000)

Basic and diluted loss per common share (4):
Continuing operations                                         $        (0.07)   $        (0.05)
Discontinued operations                                                (0.25)            (0.05)
Basic and diluted                                             $        (0.32)   $        (0.10)

Average common shares outstanding (4):
Basic and diluted                                                  5,084,000         5,084,000

FOR THE NINE MONTHS ENDED SEPT 30:
                                                                   2009              2008
                                                              --------------    --------------
Net sales                                                     $           --    $           --
Loss from continuing  operations  before interest and other
items                                                               (971,000)       (1,175,000)
Loss from continuing operations before income taxes               (1,421,000)       (1,420,000)
Income tax benefits                                                 (480,000)(2)      (598,000)
Loss from continuing operations                                     (941,000)         (822,000)
Loss from discontinued operations before income taxes (1)         (2,808,000)(3)      (144,000)
Income tax expense (benefit) related  to discontinued
operations (1)                                                      (216,000)(2)        20,000
Loss from discontinued operations (1)                             (2,592,000)         (164,000)
Net loss                                                          (3,533,000)         (986,000)

Basic and diluted loss per common share (4):
Continuing operations                                         $        (0.18)   $        (0.16)
Discontinued operations                                                (0.51)            (0.03)
Basic and diluted                                             $        (0.69)   $        (0.19)

Average common shares outstanding (4):
Basic and diluted                                                  5,084,000         5,084,000

FOOTNOTES:

         (1) In the first quarter of 2009, the Company announced plans to divest Ronson Aviation. In August 2009, the Company entered into a non-binding letter of intent to sell substantially all of the assets of Ronson Consumer Products. As a result, the operations of Ronson Consumer Products and Ronson Aviation have been classified as discontinued in all periods presented.

         (2) In the third quarter of 2009, the Company reviewed the deferred income tax assets and determined that a portion would not be realized, and, therefore, the valuation allowance was increased, which increased the income tax expense, by approximately $922,000 as follows:

                           Continuing operations            $118,000
                           Discontinued operations           804,000

         (3) The Loss from Discontinued Operations in the third quarter and nine months of 2009 included expenses for increased professional fees consisting of legal fees, fees related to the Chief Restructuring Officer, other increased fees charged by Wells Fargo, investment banking expenses and a forbearance fee to Wells Fargo as follows:

                                                          Quarter    Nine Months
                          Increased professional fees     $532,000    $1,778,000
                          Forbearance fee                   50,000       500,000
                                   Total                   582,000     2,278,000

         (4) Diluted Loss per Common Share includes the dilutive effect of outstanding stock options. The stock options were anti-dilutive for all the periods presented and, therefore, were excluded from the computation of Diluted Loss per Common Share for those periods.

Important Additional Information and Where to Find It:

This press release is for informational purposes only. It is not a solicitation of a proxy. In connection with the Company's previously announced proposed sale of each of its aviation division and consumer products division, Ronson Corporation has filed a preliminary proxy statement with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SHAREHOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED SALE TRANSACTIONS. Investors and shareholders may obtain a free copy of the proxy statement and other documents filed by the Company (when available) at the SEC's website at http://www.sec.gov. The proxy statement and such other documents may also be obtained, free of charge, by directing a request to Daryl Holcomb, Chief Financial Officer, Ronson Corporation, 3 Ronson Road, P.O. Box 3000, Woodbridge, New Jersey 07095.

Ronson Corporation and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from the Company's shareholders in connection with the proposed sale transactions. Information regarding the interests of the Company's participants in the solicitation is included in the preliminary proxy statement and will be included in the definitive proxy statement relating to the proposed sale transactions when it is filed with the SEC and becomes available.

This press release contains forward-looking statements that anticipate results based on management's plans and expectations that are subject to uncertainty. Forward-looking statements are based on current expectation of future events. The Company cannot ensure that any forward-looking statement will be accurate, although the Company believes that it has been reasonable in its expectations and assumptions. If underlying assumptions prove inaccurate or that unknown risks or uncertainties materialize, actual results could vary materially from our projections. Investors should understand that it is not possible to predict or identify all such factors and should not consider this to be a complete statement of all potential risks and uncertainties. The Company assumes no obligation to update any forward-looking statements as a result of future events or developments.